EXHIBIT 99.1

Golar LNG Partners L.P. :Dropdown of FLNG Hilli Episeyo

Golar LNG Partners LP ("the Partnership") (NASDAQ: GMLP) announces today that the process to finalise the dropdown of its interest in FLNG Hilli Episeyo has commenced. This is following today's announcement from Golar LNG Limited ("Golar") that FLNG Hilli Episeyo has been fully accepted under its Liquefaction and Tolling Agreement with Perenco Cameroon SA and Societe Nationale Des Hydrocarbures and is now in full commercial operation. Please refer to Golar's press release for full details.

Once the dropdown is complete, 50% of the currently committed earnings from FLNG Hilli Episeyo will accrue to the Partnership and this will contribute materially towards improving distribution coverage particularly from the most recently reported level.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. Such statements are generally not historical in nature and specifically include statements about the Partnership's plans, strategies, business prospects and changes and trends in the business in which it operates.  In particular, statements regarding the Partnership's cash distributions and common unit repurchase plan are considered forward looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Golar LNG Partners LP
Hamilton, Bermuda
June 4, 2018

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.